Exhibit 99.2

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following table with unaudited pro forma condensed combined financial information for the twelve months ended December 31, 2021, presents the combined financial information of Ecopetrol S.A. and ISA, adjusted to give effect to Ecopetrol S.A.’s acquisition of 51.4% of the outstanding shares of ISA (the “Acquisition”), for the consideration set forth in note 1.2 thereto (the “pro forma financial information”). For more information, see Exhibit 4.20 to Ecopetrol S.A.’s annual report on Form 20-F for the fiscal year ended December 31, 2021, as filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 26, 2022 (the “2021 Annual Report”). Assumptions and estimates underlying the unaudited adjustments to the pro forma financial information are described in the accompanying notes, which should be read in conjunction with the pro forma financial information.

The historical consolidated financial information has been adjusted to give effect to pro forma events that are directly attributable to the Acquisition and/or factually supportable as if such events occurred on January 1, 2021. All financial information included in the unaudited proforma condensed combined statement of income and related notes are expressed in millions of Colombian pesos, except otherwise noted.

The adjustments to the pro forma financial information have been made solely for the purpose of presenting the pro forma financial information, which are necessary to comply with the applicable disclosure and reporting requirements of the SEC. The pro forma financial information is presented for illustrative purposes only and is not intended to represent Ecopetrol S.A.’s actual consolidated results of operations following the Acquisition, nor are they necessarily indicative of Ecopetrol S.A.’s future consolidated results of operations.

The pro forma financial information was prepared using the acquisition method of accounting with Ecopetrol S.A. considered to be the acquirer of ISA. Under the acquisition method of accounting, the purchase price is allocated to the acquired underlying ISA tangible and intangible assets and liabilities are assumed based on their respective fair market values with any excess purchase price allocated (the “PPA”) to goodwill.

The pro forma adjustments and related assumptions are described in the accompanying notes to the pro forma financial information. Ecopetrol believes that the assumptions used to derive the pro forma adjustments are reasonable given the information available.

Further, the pro forma combined income statement data included herein do not reflect any cost savings from operating efficiencies, any other potential synergies or the costs necessary to achieve any such savings or synergies. The pro forma combined financial information is based on the historical financial statements of Ecopetrol S.A. and ISA, as adjusted to give pro forma effect to the Acquisition as if the Acquisition occurred on January 1, 2021. The pro forma financial information should be read in conjunction with the historical financial statements of each of Ecopetrol S.A. and ISA and their notes included in the 2021 Annual Report or in the current report on Form 6-K filed with the SEC on January 10, 2023.

Pro forma adjustments were made to reflect:

●	the Acquisition of ISA by Ecopetrol S.A.;
●	changes in depreciation and amortization expenses resulting from fair value adjustments to tangible and intangible assets;
●	changes in fair value of interest rate and foreign exchange rates resulting from the debt incurred to fund the Acquisition; and
●	the effects of deferred and current taxes in respect of the pro forma adjustments.

Ecopetrol S.A.

Unaudited Pro Forma Condensed Combined Statement of Income Data

For the Twelve Months Ended December 31, 2021

(In millions of Colombian pesos, except for basic and diluted earnings per share)

			Pro forma		Total combined
	Ecopetrol S.A. (1)	ISA S.A. (2)	adjustments	Note	pro forma
Revenue	91,881,204	7,003,740	(90,889)	(d)	98,794,055
Cost of sales	(55,581,776)	(2,595,970)	(118,166)	(a)	(58,295,912)
Gross Profit	36,299,428	4,407,770	(209,055)		40,498,143
Operating expenses	(6,568,370)	(456,924)	(129,582)	(b)	(7,154,876)
Impairment of non-current assets, net	(33,351)	(7,529)	—		(40,880)
Operating Income	29,697,707	3,943,317	(338,637)		33,302,387
Finance results, net	(3,698,054)	(1,522,739)	(298,138)	(c)(d)	(5,518,931)
Share of profit of associates and joint ventures	426,164	342,018	—		768,182
Profit before income tax expense	26,425,817	2,762,596	(636,775)		28,551,638
Income taxes	(8,795,263)	(666,086)	196,272	(e)	(9,265,077)
Net profit	17,630,554	2,096,510	(440,503)		19,286,561
Net profit attributable to:
Owners of parent	15,649,143	1,156,411	(902,407)		15,903,147
Non-controlling interest	1,981,411	940,099	461,904		3,383,414
	17,630,554	2,096,510	(440,503)		19,286,561

Basic and diluted earnings per share	380.60			(f)	386.78
Common shares	41,116,694,690				41,116,694,690

(1)	Represents the historical audited consolidated statement of profit or loss for the year ended December 31, 2021.
(2)	Represents the historical unaudited statement of profit or loss for period from January 1,2021 to August 31, 2021.

Notes To the Unaudited Pro Forma Condensed Combined Financial Information

1. Description of the Transaction and Basis of Presentation

On August 20, 2021, Ecopetrol completed the Acquisition. On such date, the closing conditions of the Inter-Administrative Agreement (the “SPA”) signed on August 11, 2021, between Ecopetrol and the Colombian Ministry of Finance and Public Credit (“MHCP”) for the acquisition of 569,472,561 shares of ISA equivalent to 51.4% of the outstanding shares were fulfilled. On August 20, 2021, Ecopetrol S.A. acquired control of ISA. As ISA was controlled by the Ecopetrol Business Group´s controlling shareholders the transaction was between entities under common control.

The accounting for transactions of entities under common control are not provided for in IFRS, as such, based on the guidance of International Accounting Standards (“IAS”) 8, Accounting Policies, Changes in Accounting Estimates and Errors, paragraphs 10 through 12, the Ecopetrol Business Group developed and applied an accounting policy that it applied to this transaction, considering the most recent pronouncements of other standard-setting bodies that use a similar conceptual framework to develop accounting standards, other accounting literature and industry practices. Given that the Ecopetrol Business Group concluded that the transaction had commercial substance, since the consideration transferred was settled in cash and determined based on the market value of the shares acquired (25,000 Colombian pesos per share) and involved significant minority interest (48.6%) the Ecopetrol Business Group accounted for the transaction as a business combination pursuant to IFRS 3, Business Combination.

The Acquisition represents a transformational step for the Ecopetrol Business Group in the development of the strategy of energy transition, decarbonization and diversification of the business. With this acquisition, the Ecopetrol Business Group is positioned, through a single operation, as a key player in the electricity business, with prospects for future growth.

ISA is a multi-Latin business group with operations in the Electric Power Transmission, Toll Roads Concessions and Telecommunications businesses. As of December 31, 2021, ISA had 50 subsidiaries, 11 joint ventures and 1 associate, and operated in 6 countries in South and Central America.

The consideration transferred corresponds to the payment made to the former controlling shareholder of ISA, reduced by the dividends received at the time of the closing of the transaction.

Acquisition-related costs correspond to fees for legal and financial advice and commissions.

The unaudited pro forma condensed combined financial information does not reflect any cost savings, operating synergies or revenue enhancements that Ecopetrol may achieve as a result of the Acquisition.

1.2 Total Consideration (in millions of Colombian pesos)

Consideration paid in cash	(14,236,814)
Dividends received by Ecopetrol S.A. from ISA (1)	371,011
Deferred taxes (1)	(35,033)
Total consideration	(13,900,836)

(1)	In December 2021, ISA paid dividends to Ecopetrol S.A. of COP$371,011 million, constituting a deferred tax of COP$35,033 million, which was offset from the consideration transferred, pursuant to the SPA.

1.3 Estimated fair value of assets acquired and liabilities assumed

Acquired assets and assumed liabilities at the date of acquisition:

Fair Value
(in millions of Colombian pesos)
Assets
Cash and cash equivalents	4,983,234
Accounts receivable	27,487,774
Inventories	120,300
Other financial assets	1,093,941
Current tax assets	477,504
Other assets	682,445
Investments in subsidiaries and joint ventures (1)	5,014,749
Property, plant, and equipment (2)	17,640,458
Right of use assets	230,207
Intangible assets (3)	14,326,479
Deferred tax assets	2,075,849
Total assets	74,132,940
Liabilities
Loans	27,203,432
Leases	255,503
Accounts payable	1,358,692
Employee Benefits	973,210
Tax liabilities	1,897,786
Provisions and contingencies (4)	947,883
Other liabilities	1,708,349
Deferred tax liabilities	9,953,146
Total liabilities	44,298,001
Total identifiable net assets	29,834,939

Non-controlling interest (5)	(18,973,080)
Goodwill derived from the acquisition (6)	3,038,977
Total consideration (see Note 1.2)	13,900,836

(1)	The fair value of the associates and joint ventures was determined by the methodologies of discounted cash flows, market value and market multiples. The fair value adjustment of associates and joint ventures totaled COP$1,281,598 million, of which COP$558,659 million relates to Transmissora Aliança de Energia Elétrica S.A. (TAESA) and COP$367,659 million relates to ATP.
(2)	The fair value adjustment of property, plant and equipment amounts to COP$5,233,557 million. The methodologies used to estimate the fair value of the property, plant and equipment and the transmission line easements were the replacement cost and market value estimate through quotations of similar assets. The key assumptions used to estimate the fair value of those assets were: replacement value of fixed assets, market quotations, and the assets useful lives.
(3)	The fair value adjustment of intangible assets with contractual rights was COP$4,596,134 million and such fair value was determined using the Multi–period Excess Earnings Method (MEEM) methodology, which considers the contractual rights’ fair value estimates. Such estimates were calculated based on the contractual revenues and the adjusted operational margin of each intangible asset. The projected operational profit was deducted by an amount determined based on the corresponding income tax rate applicable in the applicable jurisdiction, and the estimated contributory asset charges. The projected excess earnings were discounted to present value using a discount rate comprised of weighted average cost of capital, which included an intangible asset premium.
(4)	The fair value adjustment of contingent liabilities (defined as present obligations that arise from past events) that can be measured reliably was determined to be COP$225,983 million, based on the advice of ISA’s legal advisors on basis of the expected outcome of the underlying disputes.
(5)	The non-controlling interest fair value adjustment was measured based on Ecopetrol S.A.’s pro rata share ownership of ISA’s identifiable net assets. This number has two main components: (i) the non-controlling interest fair value adjustment in ISA’s subsidiaries, mainly ISA CTEEP, ISA REP, and Consorcio Transmantaro (COP$890,575 million); and (ii) Ecopetrol S.A.’s non-controlling interest in ISA (COP$10,265,482 million).
(6)	Goodwill derived from the acquisition represents the future profitability of the businesses and potential upsides such as the possibility to expand some of the existing businesses, management’s know-how to identify new business opportunities and to finance them. Recognized Goodwill is not deducted for tax purposes in Colombia.

Acquisition-related costs such as fees for legal and financial advice and commissions were recognized in the historical consolidated financial statements of Ecopetrol S.A. for the year ended December 31, 2021.

2. Pro Forma Adjustments and Assumptions

2.1. IFRS and accounting policies alignment adjustments

No significant differences between Ecopetrol’s and ISA’s accounting policies were identified in the preparation of the unaudited pro forma condensed combined financial information.

2.2 Pro forma adjustments

a) Depreciation of property, plant, and equipment

Ecopetrol identified and valued COP$5,233,557 million in property, plant and equipment assets acquired in the acquisition of ISA. The following table summarizes the estimated fair values of ISA identifiable tangible assets and their estimated useful lives and uses a straight-line method of depreciation:

			Depreciation
			expense for the eight
	Estimated		months ended
	fair value	Estimated	August 31, 2021
	(in millions of	useful life in	(in millions of
	Colombian pesos)	years	Colombian pesos)
Plant and equipment	1,235,297	14	54,926
Transmission line	3,619,113	42	55,768
Buildings	194,747	46	2,722
Lands	139,862	—	—
Others	44,538	6	4,750
	5,233,557		118,166

b) Amortization of intangible assets

Ecopetrol identified and valued COP$4,596,134 in intangible assets acquired in the Acquisition. The following table summarizes the estimated fair values of ISA’s identifiable intangible assets and their estimated useful lives and uses a straight-line method of amortization:

			Depreciation
			expense for the
	Estimated		eight months ended
	fair value	Estimated	August 31, 2021
	(in millions of	useful life in	(in millions of
	Colombian pesos)	years	Colombian pesos)
Concessions (1)	3,353,577	13	129,582
Easements	984,770	—	—
Brands	257,787	—	—
	4,596,134		129,582

(1)	Includes Transelca S.A. E.S.P.’s concession arrangement of COP$612,485 million, which has no expiration date based on the terms and conditions of the agreement; hence, this intangible asset has an indefinite useful live and is tested for impairment annually, as required by IAS 36, Impairment of Assets.

c) Interest expense on current borrowings and financing

The following adjustments have been recorded to interest expense on the debt to finance the acquisition of ISA:

Interest expense for the eight
months ended
August 31, 2021 (in millions of
Colombian pesos)
Bonds (1)	237,067
Commercial loan (2)	38,837
Total estimated interest expenses	275,904

(1)	The adjustment to record interest expense assumes the US$1.25 billion 4.625% Notes due 2031 and the US$750 million 5.875% Notes due 2051, that were issued in October 2021 to partially refinance the commercial loans of US$3,672 million that were obtained to finance the Acquisition, were obtained on January 1, 2021, and were outstanding for the entire year ended December 31, 2021. The interest coupon rates assumed for the purpose of preparing this pro forma information are 4.625% and 5.875%, with maturities of 10 and 30 years, respectively.

A devaluation of the Colombian peso as compared with the U.S. dollar by 1% and 5% would result in an increase in interest expense of COP$2,766 and COP$13,831, respectively, for the year ended December 31, 2021.

(2)	The adjustment to record interest expense assumes commercial loans with international banks of US$1,672 million to finance the acquisition of ISA were obtained on January 1, 2021, and were outstanding for the entire year ended December 31, 2021. The interest rate assumed for the purpose of preparing this pro forma information is 3-month-LIBOR plus 80 basis points, with maturity in August 2023. An increase of the 3-month-LIBOR by 1% and 5% would result in an increase in interest expense of COP$71 and COP$354, respectively, for the year ended December 31, 2021.

d) Hedging operations

Ecopetrol designates certain loans as a hedging instrument in respect of its exposure to exchange rate risk in future crude oil exports. Ecopetrol designated US$3,672 million of foreign currency debt (commercial loans and the Notes previously described) as a hedging instrument used to hedge the cash flows of future crude oil exports.

			Pro forma
		Commercial	adjustments
	Bonds	loan	for hedged
Hedge for future exports	50,230	40,659	90,889
Financial cost due to hedge ineffectiveness	12,288	9,946	22,234
			113,123

The adjustment to record the hedge accounting assumes that the hedging instrument was issued on January 1, 2021. The ineffective portion is recognized in the statement of profit or loss and the realization of hedge for future exports.

e) Deferred and Current Taxes Expense

Deferred tax liability recognized in the PPA, comprises primarily the temporary differences generated between the tax and accounting basis for property, plant and equipment and intangible assets measured at fair value, using the applicable statutory rate across jurisdictions. The impact of the pro forma adjustments previously described in income taxes is as follows:

	Adjustments to pro
	forma combined
	statement of income data	Statutory tax	Pro forma income
Current tax	before income taxes	rate	tax adjustment	Note
Interest expense	(275,904)	31%	85,530	(c)
Hedge effect	(113,123)	31%	35,068	(d)

Deferred tax
PP&E and intangible assets (1)	(247,748)	(2)	75,674	(a)(b)

	(636,775)		196,272

(1)	The adjustment reflects the variation to the tax bases of plant and equipment property assets and intangibles assets of the PPA.
(2)	The tax rate is applicable according to the jurisdiction: Colombia 31%; Brazil 34%; Chile 27%; Peru 29,5%.

e) Functional and presentation currencies

The pro forma financial information is presented in Colombian Pesos, which is Ecopetrol’s functional and reporting currencies. The adjustments of subsidiaries with functional currencies different from Ecopetrol’s functional currency were translated initially to US Dollars and then to Colombian Pesos using the following average exchange rates for the period from January 1, 2021, to the Acquisition date.

Month	USD/COP
January	3,491.32
February	3,554.50
March	3,612.77
April	3,650.78
May	3,735.67
June	3,685.04
July	3,829.42
August	3,881.18

f) Earnings per share

The following table reflects the pro forma net income and share data used in the basic and diluted pro forma earnings per share calculations:

For the twelve
months ended
December 31,
2021
Numerator
Net income attributable to equity holders of the parent for basic earnings (in millions of Colombian pesos)	15,903,147
Denominator
Pro forma weighted average number of shares	41,116,694,690
Basic and diluted earnings per share (COP)	386.78

g) Intercompany transaction

There are no transactions between Ecopetrol S.A. and its consolidated subsidiaries and ISA to be eliminated in the unaudited pro forma condensed combined financial information.